UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): April 30, 2010



THE DIXIE GROUP

THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07   Submission of Matters to a Vote of Security Holders.

The 2010 annual meeting of the shareholders (the "meeting") of the Dixie Group, Inc. (the "Company") was held on April 27, 2010. The final voting results for each of the three proposals submitted for vote by the shareholders are set forth below.

Proposal 1 – the number of directors were set at six and the below six individuals were elected for a term of one year each, as follows:

	Votes For	*Votes Against*	*Abstentions*	*Broker Non-Votes*
J. Don Brock	24,918,481	1,545,800	101,830	2,400,035
Daniel K. Frierson	26,294,417	169,864	101,830	2,400,035
Paul K. Frierson	26,437,881	26,400	101,830	2,400,035
Walter W. Hubbard	26,460,834	3,447	101,830	2,400,035
Lowry F. Kline	26,459,634	4,647	101,830	2,400,035
John W. Murrey	26,459,834	4,447	101,830	2,400,035

The shareholder votes at the meeting on proposals 2 and 3 were as set forth below:

	Votes For	*Votes Against*	*Abstentions*	*Broker Non-Votes*
Proposal 2 – Approval of the amended and restated 2006 Stock Plan to increase the number of shares that may be issued under the plan from 800,000 to 1,300,000.	25,643,028	904,587	22,108	2,399,835
Proposal 3 – Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2010.	28,518,258	110,406	8,868	328,248

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2010   **THE DIXIE GROUP, INC.**

 By: /s/ Jon A. Faulkner

Jon A. Faulkner
Chief Financial Officer